745 Seventh Avenue
           BARCLAYS
             New York, NY 10019

             United States


October 14,2022

Securities and Exchange Commission
100 f Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

                Re: CHG Capital Partners II, Inc.



To whom it may concern:

      Barclays Capita! Inc. ("Barclays") was informed that CliG Capital Partners II, Inc. (the "Company") intends to pursue a bustness combination with Zapp Electric Vehicles Limited or one of its afflliate(s) {the
''Target'') (the ''Business Combination"), Barclays has not been engaged by the Company, the sponsor or the Target regarding the Business Combination. However; because Barclays served as one of the
Company's underwriters on its initial public offering (the "IPO''), Barclays will be entitled to lts portion of the back~end fee if the Business Combination Is consummated.

     Barclays, UBS Securities LLC and the Company previously enteri:ci into an underwriting agreement dated September 14, 2021 (the "Underwriting Agreement"} related to the Company's IPO that entitles
Barclays to a portion of the Deferred Discount (as defined in the Underwrit ing Agreement). Barclays infqrmeci the Company that it has waived any rights it h as to the Deferred Discount solely as it relates to the BusJness Combination. A copy of that waiver letter is enclosed.

   A registration statement for the Business Combination has not fried or confidentially submitted w ith the
Securities and Exchange Commission and, therefore, has not yet been declared effective as of the date of thls letter.

     This letter is to advlse you that. effective as of October l4, 2022, Ba(clays (i) waived any Deferred
Discount solely with respect to the Business Combination and (ii} has resigned from, or ceased or refused to act in, every capacity and relationship in which we may be described ln any registration statement with respedto the Business Combinatlon as acting or agreeing to act (including, without limltatton, any capacity or relationship (A) requrred to be described uh!'.ler Paragraph (5) of Schedule A (15 U.S.C. 77aa) or (B} for which consent is required under Section 7 of the Securities Act of 1933, as amended ( the "Securities Act")) with respect to the Business Combination.

    Therefore, we hereby advise you and the Company, that pursuant to Section 11 (b )( 1) of the Securities
Act, that none ofour firm, any person who controls it (within the meaning of either Section 15 ofthe
Securitles Act or Section 20 of the Securltles Exchange Act of1934; as amended). or any of its afflllates
(within the meaning of Rule 405 under the Securities Act)wi!I be responsible for any partof the registration statement with respect to the Business Comblnation. This notice' is not lntended to constitute an acknowledgment or admission that we have been or are an underwriter (Within the meaning of Section
2(a)(11) of the Securities Act or the rules and regulations promulg~ted thereunder) With respectto the
Business Combination.




29.225864\.'2
                                                         Sincerely,

                                                        BARCLAYS CAPITAL INC.



                                                        By.VY~:?~
                                                          P,h,,d /:~e
                                                        Name:
                                                        Title: Managing
Director




Enclosed: Client waiver letter dated October 14, 2022